Filed by Magnum Hunter Resources, Inc.
pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Act of 1934

Subject Company: Prize Energy Corp.
File No.: 333-76774

THE FOLLOWING IS A PRESS RELEASE DATED FEBRUARY 15, 2002
ISSUED BY MAGNUM HUNTER RESOURCES, INC.

MAGNUM HUNTER OBTAINS
NEW $500 MILLION SENIOR BANK CREDIT FACILITY

Irving, Texas, February 15, 2002, Magnum Hunter Resources, Inc. (“Magnum Hunter”) announced today that it has obtained a fully underwritten commitment from Bankers Trust Company, a wholly owned subsidiary of Deutsche Bank, to provide a new $500 million Senior Bank Credit Facility. This new credit facility replaces and combines the existing credit lines of both Magnum Hunter and Prize Energy Corporation (AMEX: PRZ). Proceeds from this new commitment will be available concurrent with the expected closing of the merger between Magnum Hunter and Prize Energy anticipated on or about March 15, 2002. Upon closing, the facility will be used to retire outstanding indebtedness under the Prize Energy commercial bank credit facility, fund the cash component of the merger consideration payable to the Prize shareholders, pay costs and fees associated with the merger, and for general corporate purposes. This new credit facility will be achieved by amending and modifying Magnum Hunter’s existing credit facility resulting in the borrowing base limit increasing from its current level of $160 million to $500 million.

Commenting on this new Senior Bank Credit Commitment, Mr. Chris Tong, Magnum Hunter’s Senior Vice President and Chief Financial Officer, stated, “Bankers Trust delivered us a fully underwritten commitment that will ensure we have the credit capacity to close the transaction and maintain adequate liquidity. Competition from the commercial bank market for this new bank commitment was very strong, however, Bankers Trust was successful at providing us with the best overall terms. We are very pleased to be working with them and look forward to completing the Prize Energy merger next month.”

Magnum Hunter Resources, Inc. is one of the nation’s fastest growing independent exploration and development companies engaged in three principal activities: (1) the exploration, development and production of crude oil, condensate and natural gas; (2) the gathering, transmission and marketing of natural gas; and (3) the managing and operating of producing oil and natural gas properties for interest owners.

The information in this release includes certain forward-looking statements that are based on assumptions that in the future may prove not to have been accurate. Those statements, and Magnum Hunter Resources, Inc.‘s business and prospects, are subject to a number of risks, including volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund its operations, environmental risks, drilling and operating risks, risks related to exploration and development drilling, uncertainties about estimates of reserves, competition, government regulation, and the ability of the company to implement its business strategy. These and other risks are described in the company’s reports that are available from the SEC.

FOR FURTHER INFORMATION CONTACT: MICHAEL P. MCINERNEY,
INVESTOR RELATIONS (972) 401-0752

Additional Information and Where to Find it

In connection with the proposed merger, Magnum Hunter and Prize filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Magnum Hunter and Prize with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of Magnum Hunter’s filings may be obtained by directing a request to Magnum Hunter Resources, Inc., 600 East Las Colinas Blvd., Suite 1100, Irving, Texas 75039, Attn: Michael P. McInerney, telephone: (972) 401-0752. Free copies of Prize’s filings may be obtained by directing a request to Prize Energy Corp., 3500 William D. Tate, Suite 200, Grapevine, Texas 76051, Attn: Lon C. Kile, telephone: (817) 424-0406.

Participants in the Solicitation

Magnum Hunter, Prize and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of Magnum Hunter’s stockholders and Prize’s stockholders, respectively, under the rules of the Commission, including their interests in the merger, will be set forth in the joint proxy statement/prospectus to be filed by Magnum Hunter and Prize with the Commission.